Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CenturyLink, Inc.:
We consent to the use of our reports dated February 15, 2011, with respect to the consolidated balance sheets of Qwest Communications International Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ (deficit) equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated by reference in this Registration Statement on Form S-4/A and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.
/s/ KPMG LLP
Denver, Colorado
June 9, 2011